

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2022

Calvin Cooper
Chief Executive Officer
Rhove Real Estate 1, LLC
629 N. High Street, 6th Floor
Columbus, Ohio 43215

>   **Re: Rhove Real Estate 1, LLC**
>   **Amendment No. 4 to Offering Statement on Form 1-A**
>   **Filed January 27, 2022**
>   **File No. 024-11645**

Dear Mr. Cooper:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 26, 2022 letter.

Amended Offering Statement on Form 1-A filed January 27, 2022

Description of City Park Quad (Columbus) Series, page 79

1. We note your response to comment 1. Please revise your filing to include explanatory disclosures for the following:
    *   the in-place lease and its expiration date
    *   expected timeline of renovations of the four units and which party will be responsible for those costs
    *   expected timeline of commencing the AirBNB operations
    *   unaudited information about current monthly rental revenue and operating expenses including a discussion about the company's expectations regarding those revenues and expenses going forward and what basis the information is provided on [e.g. cash

basis, GAAP basis]
- the expected accounting for the investment

In addition, please confirm to us the company's intention to include audited investee financial statements of City Park Quad in your filings on an annual basis going forward.

U.S. Federal Income Tax Considerations, page 107

2. We note your disclosure on page 110 that you intend to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. We also note your disclosure on page 56 that you intend for each series to elect and qualify to be taxed as a REIT and your disclosure on page 33 that certain of the series may elect and qualify to be taxed as a REIT for U.S. federal income tax purposes. Please revise your disclosure in this section and your risk factor disclosure to state clearly whether you intend each series, the limited liability company and/or the series LLC organization, to qualify as a REIT. Disclose the impact on the REIT status of each other series if a particular series ceases to be a REIT. To the extent you intend that each series qualify as a REIT, revise your disclosure to clearly address the legal basis including any applicable Treasury Regulations on which you would rely to qualify such series as a REIT.

Plan of Distribution and Subscription Procedure, page 136

3. We note your references in the Escrow Agreement, filed as Exhibit 1A-8, in Section 3 "Deposits into the Escrow Account" to depositing "virtual currencies". We also see your statements on your website (https://rhove.com) to "Crypto, meet real estate. Turn your digital assets into real estate and grow your portfolio with two of the most valuable asset classes in the world. Ethereum, Metamask and Aave. Get started." Please clarify whether and to what extent you will accept payment for subscriptions in virtual currencies. Tell us how and when you will determine the value of such virtual currencies. Clarify who will bear the risk of fluctuation in value of these forms of payment between the date of payment and the issuance of the securities. We may have further comment.

You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kendall Almerico, Esq.